UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.______)*

Calmare Therapeutics Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

204512107

(CUSIP Number)

Jason Moreau and Sarah McGarrell
Pierce Atwood, LLP

100 Summer Street

Boston, MA 02110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

6/22/2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No. 204512107

1.	Names of Reporting Persons.

Stanley Yarbro, Ph.D.

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States

	7.	Sole Voting Power
		133,242

NUMBER OF	8.	Shared Voting Power
SHARES		0
BENEFICIALLY
OWNED BY EACH	9.	Sole Dispositive Power
REPORTING		133,242
PERSON WITH
	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
		133,242

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
		0.46%

14.	Type of Reporting Person (See Instructions)
		IN

2

CUSIP No. 204512107

1.	Names of Reporting Persons.

Richard D. Hornidge, Jr.

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States

	7.	Sole Voting Power
		498,223

NUMBER OF	8.	Shared Voting Power
SHARES		0
BENEFICIALLY
OWNED BY EACH	9.	Sole Dispositive Power
REPORTING		498,223
PERSON WITH
	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
		498,223

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
		1.73%

14.	Type of Reporting Person (See Instructions)
		IN

3

CUSIP No. 204512107

1.	Names of Reporting Persons.

Ron Hirschi

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States

	7.	Sole Voting Power
		832,011

NUMBER OF	8.	Shared Voting Power
SHARES		0
BENEFICIALLY
OWNED BY EACH	9.	Sole Dispositive Power
REPORTING		832,011
PERSON WITH
	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
		832,011

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
		2.96%

14.	Type of Reporting Person (See Instructions)
		IN

4

CUSIP No. 204512107

1.	Names of Reporting Persons.

Robert Davis

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States

	7.	Sole Voting Power
		1,043,672

NUMBER OF	8.	Shared Voting Power
SHARES		0
BENEFICIALLY
OWNED BY EACH	9.	Sole Dispositive Power
REPORTING		1,043,672
PERSON WITH
	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
		1,043,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
		3.63%

14.	Type of Reporting Person (See Instructions)
		IN

5

CUSIP No. 204512107

1.	Names of Reporting Persons.

Richard Kwak

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States

	7.	Sole Voting Power
		433,071

NUMBER OF	8.	Shared Voting Power
SHARES		0
BENEFICIALLY
OWNED BY EACH	9.	Sole Dispositive Power
REPORTING		433,071
PERSON WITH
	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
		433,071

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
		1.50%

14.	Type of Reporting Person (See Instructions)
		IN

6

CUSIP No. 204512107

1.	Names of Reporting Persons.

Ted Kustin

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States

	7.	Sole Voting Power
		1,431,500

NUMBER OF	8.	Shared Voting Power
SHARES		0
BENEFICIALLY
OWNED BY EACH	9.	Sole Dispositive Power
REPORTING		1,431,500
PERSON WITH
	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
		1,431,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
		4.97%

14.	Type of Reporting Person (See Instructions)
		IN

7

CUSIP No. 204512107

1.	Names of Reporting Persons.

Brian Strauss

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States

	7.	Sole Voting Power
		1,263,809

NUMBER OF	8.	Shared Voting Power
SHARES		0
BENEFICIALLY
OWNED BY EACH	9.	Sole Dispositive Power
REPORTING		1,263,809
PERSON WITH
	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
		1,263,809

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
		4.39%

14.	Type of Reporting Person (See Instructions)
		IN

8

CUSIP No. 204512107

1.	Names of Reporting Persons.

Dr. William Kay

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States

	7.	Sole Voting Power
		565,000

NUMBER OF	8.	Shared Voting Power
SHARES		0
BENEFICIALLY
OWNED BY EACH	9.	Sole Dispositive Power
REPORTING		565,000
PERSON WITH
	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
		565,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
		1.96%

14.	Type of Reporting Person (See Instructions)
		IN

9

CUSIP No. 204512107

1.	Names of Reporting Persons.

Ronald K. Tolboe

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☑

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States

	7.	Sole Voting Power
		202,200

NUMBER OF	8.	Shared Voting Power
SHARES		0
BENEFICIALLY
OWNED BY EACH	9.	Sole Dispositive Power
REPORTING		202,200
PERSON WITH
	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
		202,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
		0.70%

14.	Type of Reporting Person (See Instructions)
		IN

10

Item 1. Security and Issuer

This statement relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Calmare Therapeutics Incorporated, a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 1375 Kings Highway East, Suite 400, Fairfield, CT.

Item 2. Identity and Background

(a)	This statement is filed by (collectively, the “Reporting Persons”):

•	Stanley Yarbro, Ph.D. (“Yarbro”)
•	Richard Hornidge
•	Ron Hirschi
•	Robert Davis
•	Richard Kwak
•	Ted Kustin
•	Brian Strauss
•	Dr. William Kay
•	Ronald K. Tolboe

(b)	The principal business address of Yarbro is 154 Quail Hollow Drive, Kings Mountain, NC 28086. The principal business address of Richard Hornidge is 93 Caldwell Farm Rd., Byfield, MA 01922. The principal business address of Ron Hirschi is 432 North 1050 East, American Fork, UT 84003. The principal business address of Robert Davis is 807 King Ban Drive, Lewisville, TX 75956. The principal business address of Richard Kwak is 3543 Avenida Amarosa, Escondido, CA 92029. The principal business address of Ted Kustin is 42613 Brighton Street, Palm Desert, CA 92211. The principal business address of Brian Strauss is 26300 Euclid Ave. #702 Euclid, OH 44132. The principal business address of Dr. William Kay is 13785 Cedar Road #205, South Euclid, OH 4418.The principal business address of Ronald K. Tolboe is 696 West 850 South, Orem, UT 94058.

(c)	The principal business of Yarbro is retired. The principal business of Richard Hornridge is retired. The principal business of Ron Hirschi is sale of commercial real estate. The principal business of Robert Davis is semiconductor equipment sales. The principal business of Richard Kwak is retired. The principal business of Ted Kustin is retired. The principal business of Brian Strauss is medical administration and billing. The principal business of Dr. William Kay is retired. The principal business of Ronald K. Tolboe is retired.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Persons are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons used a total of approximately $2,737,863.51 in the aggregate to acquire the shares of Common Stock reported in this Schedule 13D.

11

As of June 30, 2017, Yarbro beneficially owns 133,242 shares of Common Stock and had invested approximately $174,850.15. The source of these funds was personal funds.

As of June 30, 2017, Richard Hornidge beneficially owns 498,223 shares of Common Stock and had invested approximately $462,546. The source of these funds was personal funds. A portion of the Common Stock was compensatory for Mr. Hornidge’s service to the Company.

As of June 30, 2017, Ron Hirschi beneficially owns 852,000 shares of Common Stock and had invested approximately $478,843.46. The source of these funds was personal funds.

As of June 30, 2017, Robert Davis beneficially owns 1,043,672 shares of Common Stock and had invested approximately $ $609,446.91. The source of these funds was personal funds.

As of June 30, 2017, Richard Kwak beneficially owns 433,071 shares of Common Stock and had invested approximately $350,000. The source of these funds was personal funds.

As of June 30, 2017, Ted Kustin beneficially owns 1,431,500 shares of Common Stock and had invested approximately $303,700. The source of these funds was personal funds.

As of June 30, 2017, Brian Strauss beneficially owns 1,263,809 shares of Common Stock and had invested approximately $228,803.64. The source of these funds was personal funds.

As of June 30, 2017, Dr. William Kay beneficially owns 565,000 shares of Common Stock and had invested approximately $132,000. The source of these funds was personal funds.

As of June 30, 2017, Ronald K. Tolboe beneficially owns 202,200 shares of Common Stock and had invested approximately $170,000. The source of these funds was personal funds.

Item 4. Purpose of Transaction

The shares of Common Stock reported in this Schedule 13D have been purchased and held for investment in the ordinary course of business.  The Reporting Persons initially invested in the Issuer because they believed the stock was undervalued and represented an attractive and potentially profitable investment opportunity. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

The purpose of the Reporting Persons’ acquisition of Common Stock was (and is) investment. The acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer. However, the Reporting Persons share an ongoing concern regarding various aspects of the Issuer’s operations, financial structure and strategy including, but not limited to, the long history of underperformance and mismanagement of the Issuer – a problem that has existed for many years with no signs of improvement. As a result, the Reporting Persons are currently seeking to engage the Issuer’s Board in discussions to address these concerns including, but not limited to, senior management, Board composition, financial condition and/or operations of the Issuer (including financing, spending, business strategy, compensation, debt, and dilution of stock), and how to maximize shareholder value. As part of this process, the Reporting Persons hope to resolve these issues with the Board of the Issuer, but in the event that turns out not to be possible, reserve the right to consider all available options to benefit the shareholders including, without limitation, commencement of a consent solicitation, proxy solicitation or tender offer.

12

On June 30, 2017, Yarbro (on behalf of the Reporting Persons) sent a letter to the Board expressing the Reporting Persons’ ongoing concern regarding the underperformance and mismanagement of the Company. In its letter, the Reporting Persons noted that, despite languishing stock price, senior management’s compensation has done nothing but go up and that senior management’s compensation is in no way tied to shareholder return. The letter also noted the Reporting Persons’ concern with the Board’s recent invalid and wrongful removal of Yarbro as a member of the Board (as inaccurately reported in the Form 8-K filed by the Company on March 18, 2017). The letter requested that the Board have a meeting with the Reporting Persons to address the above-referenced concerns.

The foregoing summary is qualified in its entirety by reference to the full text of the letter, a copy of which is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

As a result of the actions undertaken by the Reporting Persons as stated above, the Reporting Persons may be deemed members of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Except as set forth herein or such as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”), disposing of any or all of their Securities, engaging in any hedging or similar transactions with respect to the Securities, and/or otherwise changing their intention with respect to any and all matters referred to in this Item 4 of this Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 6,422,517 shares of Common Stock, constituting approximately 22.31% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 28,787,831 shares of Common Stock outstanding as of December 29, 2016, as reported in the Issuer's 10-Q filed with the Securities and Exchange Commission on December 29, 2016.

(i)	Yarbro:
	(a)	As of the date hereof, Yarbro may be deemed the beneficial owner of 133,242 shares of Common Stock.
Percentage: Approximately 0.46% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 133,242 shares of Common Stock
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 133,242 shares of Common Stock
		4.	Shared power to dispose or direct the disposition: 0

(ii)	Ron Hirschi:
	(a)	As of the date hereof, Ron Hirschi may be deemed the beneficial owner of 852,000 shares of Common Stock.
Percentage: Approximately 2.96% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 852,000 shares of Common Stock
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 852,000 shares of Common Stock
		4.	Shared power to dispose or direct the disposition: 0

13

(iii)	Richard Hornidge:
	(a)	As of the date hereof, Richard Hornidge may be deemed the beneficial owner of 498,223 shares of Common Stock.
Percentage: Approximately 1.73% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 498,223 shares of Common Stock
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 498,223 shares of Common Stock
		4.	Shared power to dispose or direct the disposition: 0

(iv)	Robert Davis:
	(a)	As of the date hereof, Robert Davis may be deemed the beneficial owner of 1,043,672 shares of Common Stock.
Percentage: Approximately 3.63% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 1,043,672 shares of Common Stock
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 1,043,672 shares of Common Stock
		4.	Shared power to dispose or direct the disposition: 0

(v)	Richard Kwak:
	(a)	As of the date hereof, Richard Kwak may be deemed the beneficial owner of 433,071 shares of Common Stock.
Percentage: Approximately 1.50% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 433,071 shares of Common Stock
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 433,071 shares of Common Stock
		4.	Shared power to dispose or direct the disposition: 0

(vi)	Ted Kustin:
	(a)	As of the date hereof, Ted Kustin may be deemed the beneficial owner of 1,431,500 shares of Common Stock.
Percentage: Approximately 4.97% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 1,431,500 shares of Common Stock
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 1,431,500 shares of Common Stock
		4.	Shared power to dispose or direct the disposition: 0

(vii)	Brian Strauss:
	(a)	As of the date hereof, Brian Strauss may be deemed the beneficial owner of 1,263,809 shares of Common Stock.
Percentage: Approximately 4.39% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 1,263,809 shares of Common Stock
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 1,263,809 shares of Common Stock
		4.	Shared power to dispose or direct the disposition: 0

(viii)	Dr. William Kay:
	(a)	As of the date hereof, Dr. William Kay may be deemed the beneficial owner of 565,000 shares of Common Stock.
Percentage: Approximately 1.96% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote:565,000 shares of Common Stock
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 565,000 shares of Common Stock
		4.	Shared power to dispose or direct the disposition: 0

14

(ix)	Ronald K. Tolboe:
	(a)	As of the date hereof, Ronald K. Tolboe may be deemed the beneficial owner of 202,200 shares of Common Stock.
Percentage: Approximately 0.70% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 202,200 shares of Common Stock
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 202,200 shares of Common Stock
		4.	Shared power to dispose or direct the disposition: 0

By virtue of the Reporting Persons’ coordinated efforts to influence management (as defined and described in Item 4 above), the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 6,422,517 shares of Common Stock, constituting approximately 22.31% of the shares of Common Stock outstanding.

(b)	Yarbro has sole voting and dispositive power over the 133,242 shares of Common Stock beneficially owned by him. Ron Hirschi has sole voting and dispositive power over the 852,000 shares of Common Stock beneficially owned by him. Richard Hornidge has sole voting and dispositive power over the 498,223 shares of Common Stock beneficially owned by him. Robert Davis has sole voting and dispositive power over the 1,043,672 shares of Common Stock beneficially owned by him. Richard Kwak has sole voting and dispositive power over the 433,071 shares of Common Stock beneficially owned by him. Ted Kustin has sole voting and dispositive power over the 1,431,500 shares of Common Stock beneficially owned by him. Brian Strauss has sole voting and dispositive power over the 1,263,809 shares of Common Stock beneficially owned by him. Dr. William Kay has sole voting and dispositive power over 675,000 of the shares of Common Stock beneficially owned by him. Ron Tolboe has sole voting and dispositive power over the 202,200 shares of Common Stock beneficially owned by him.

(c)	Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto.  A copy of such agreement is attached as Exhibit 2 and is incorporated by reference herein.

Other than the joint filing agreement filed as an exhibit hereto, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description
1	Letter to the Board of Directors of Calmare Therapeutics, Inc., dated June 30, 2017.
2	Joint Filing Agreement, dated June 30, 2017.

15

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Stanley Yarbro
Stanley Yarbro

/s/ Ron Hirschi
Ron Hirschi

/s/ Richard Hornidge
Richard Hornidge

/s/ Robert Davis
Robert Davis

/s/ Richard Kwak
Richard Kwak

/s/ Ted Kustin
Ted Kustin

/s/ Brian Strauss
Brian Strauss

/s/ Dr. William Kay
Dr. William Kay

/s/ Ronald K. Tolboe
Ronald K. Tolboe

16

 SCHEDULE B

Transaction History of the Reporting Persons with respect to the Shares

This Schedule sets forth information with respect to each purchase and sale of Shares that were effectuated by a Reporting Person during the past sixty days.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Brian Strauss:

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

4/25/2017	17,600	$0.10
5/08/2017	5,000	$0.11
5/09/2017	5,000	$0.1011
5/17/2017	1,990	$0.0996
5/31/2017	10,000	$0.0974
5/31/2017	76,850	$0.10
6/02/2017	55,000	$0.106
6/06/2017	5,000	$0.101
6/07/2017	600	$0.1012
6/07/2017	3,000	$0.1012
6/08/2017	4,050	$0.1012
6/09/2017	7,500	$0.1222
6/13/2017	2,048	$0.1301
6/14/2017	6,300	$0.14
6/14/2017	5,000	$0.1302
6/15/2017	5,000	$0.1151
6/23/2017	5,000	$0.1495

Dr. William Kay:

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

6/26/17	5,000	$0.131

17